July 25, 2018

Gordon Scott Venters
Chief Executive Officer
The Movie Studio, Inc.
2598 East Sunrise Boulevard., Suite 2104
Ft. Lauderdale, Florida 33304

       Re: The Movie Studio, Inc.
           Amendment No. 5 to
           Offering Statement on Form 1-A
           Filed July 6, 2018
           File No. 024-10807

Dear Mr. Venters:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2018 letter.

Amended Form 1-A filed on July 6, 2018

Subsidiary Statement of Financial Positions, page F-6

1. We note your response to our prior comment 2. However, the Statement is still included in the filing, accordingly we reissue our previous comment in its entirety. Please remove your Subsidiary Statement of Financial Position as of October 31, 2016. Consolidated Statements of Changes in Stockholders Deficiency, page F-7

2. We note your response to our prior comment 4. However, it appear that you have only
 Gordon Scott Venters
The Movie Studio, Inc.
July 25, 2018
Page 2
         partially addressed our comment, accordingly we reissue part of our previous comment.
         Please revise your audit report to update for the restatement. Accountant's Compilation and Review Report, page F-14

3. We note your response to our prior comment 3. However, it does not appear that you have addressed our comment, accordingly we reissue our previous comment in its entirety. We note that compilation reports are not appropriate to present, because the association of the accountant provides no basis for reliance. Please remove the accountant's compilation report.
       You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

FirstName LastNameGordon Scott Venters
Comapany NameThe Movie Studio, Inc.
                                                              Division of
Corporation Finance
July 25, 2018 Page 2                                          Office of
Transportation and Leisure
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